UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2006
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

Explanatory note
     This Report on Form 6-K contains the following exhibits. This Report on Form 6-K and such exhibits are hereby incorporated by reference into Registration Statement No. 333-137902 of Deutsche Bank AG.
Exhibit 99.1: Deutsche Bank AG’s Interim Report as of September 30, 2006.
Exhibit 99.2: Capitalization table of Deutsche Bank AG as of September 30, 2006.
Exhibit 99.3: Statement re Computation of Ratio of Earnings to Fixed Charges of Deutsche Bank AG for the periods ended September 30, 2006 and December 31, 2005, 2004, 2003, 2002 and 2001 (also incorporated as Exhibit 12.2 to Registration Statement No. 333-137902 of Deutsche Bank AG).
Exhibit 99.4: Letter regarding Unaudited Interim Financial Information from KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (also incorporated as Exhibit 15.2 to Registration Statement No. 333-137902 of Deutsche Bank AG).
Forward-looking statements contain risks
     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 23, 2006 on pages 7 through 13 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.
Use of non-GAAP financial measures
     The Interim Report filed herewith contains non-U.S. GAAP financial measures, which are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with U.S. GAAP in our financial statements. For example, the table entitled

“Deutsche Bank — The Group at a Glance” contains several non-U.S. GAAP financial measures that also appear later in that Interim Report. Examples of our non-U.S. GAAP financial measures are: underlying revenues, provision for credit losses, operating cost base, non-compensation operating costs, underlying pre-tax profit, average active equity and ratios based thereon. The ratios adjusted return on average active equity (after tax), pre-tax return on average active equity and underlying pre-tax return on average active equity are all non-U.S. GAAP financial measures for which the most directly comparable ratio calculated based on U.S. GAAP financial measures is return on average total shareholders’ equity (after tax and pre-tax, respectively). The underlying cost-income ratio, underlying compensation ratio and underlying non-compensation ratio are non-U.S. GAAP financial measures for which the most directly comparable ratio based on U.S. GAAP financial measures is cost-income ratio. The following table lists further non-U.S. GAAP financial measures appearing in the table entitled “Deutsche Bank — The Group at a Glance” and later in the Interim Report and the most directly comparable U.S. GAAP financial measures.

Most Directly Comparable U.S. GAAP
Non-U.S. GAAP Financial Measure	Financial Measure
Underlying revenues	Total net revenues
Provision for credit losses	Provision for loan losses
Operating cost base	Total noninterest expenses
Non-compensation operating costs	Total noninterest expenses
Underlying pre-tax profit	Income before income taxes
     For descriptions of these non-U.S. GAAP financial measures, please refer to pages 45 through 48 of the Interim Report and pages F-60 through F-62 of our Report on Form 20-F for 2005 filed with the SEC on March 23, 2006.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: November 1, 2006
	By: Name:	/s/ Krekeler Hans-Dirk Krekeler
	Title:	General Counsel to the Management Board

	By: Name:	/s/ Edelmann Martin Edelmann
	Title:	Managing Director